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Exhibit 12

Travelport Limited
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Predecessor (Combined)	Company (Consolidated)
	January 1- August 22, 2006	July 13, (Formation Date)- December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008
Earnings available to cover fixed charges:
Income (loss) from continuing operations before income taxes, minority interest and equity in losses of investments, net	$(2,279)	$(155)	$(391)	$11
Plus: Fixed charges	50	159	410	359

Earnings available to cover fixed charges	$(2,229)	$4	$19	$370
Fixed Charges:
Interest, including amortization of deferred financing costs	$43	$155	$398	$347
Interest portion of rental payment	7	4	12	10

Total fixed charges	$50	$159	$410	$357
Ratio of Earnings to fixed charges	n/a	n/a	n/a	1.04

        Due to the loss from continuing operations before income taxes, minority interest and equity in losses of investments, net for the period January 1, 2006 through August 22, 2006, the Predecessor's earnings would have been insufficient to cover fixed charges by $2,279 million and the period July 13, (Formation Date) to December 31, 2006 and the year ended December 31, 2007, the Company's earnings would have been insufficient to cover fixed charges by $155 million and $391 million, respectively.

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  Exhibit 12